March 23, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Attn: Craig H. Arakawa

Re:         SunSi Energies Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed August 30, 2010
Form 8-K filed December 10, 2010
Form 10-Q for the fiscal quarter ended November 30, 2010
Filed January 14, 2011
File No. 333-145910

Dear Mr. Arakawa:

This letter sets forth the responses of SunSi Energies Inc. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the Staff’s comment letter of February 23, 2011.

Form 10-K for the Fiscal Year Ended May 31, 2010

Business, page 3

1.	The Form 10-K has been revised to include a statement that our auditor has issued a going concern and the reasons for that opinion.

2.
The Form 10-K has been revised to clearly disclose that the Company does not own any part of Zibo Commerce and Trade Co. (“ZBC”), an entity that owns a TCS manufacturing facility in Zibo, China, but rather, the Company owns 90% of Zibo Baokai Trade Co. Ltd. (“Zibo Baokai”), an entity that owns the Chinese domestic distribution rights to all TCS manufactured by ZBC.

3.	The Form 10-K has been revised to explain our accumulated deficit and the nature of our professional fees expenditures.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 10

Liquidity and Capital Resources, page 12

4.	The Form 10-K has been revised to specify which TCS manufacturing facilities are at issue, and includes a discussion of the pertinent agreements, as well as a cost estimate for the transactions.

5.
The Form 10-K has been revised to disclose that we intend to spend these funds on the Wendeng expansion project as soon as the acquisition closes, if possible, which depends on such amounts being raised through financing.

6.	The Form 10-K has been revised to state our banks names.

Financial Statements

Note 10 – Other Events, page F-9

7.	Note 10 to the FS of our Form 10-K has been revised to include a discussion of the status and details of our joint venture agreements.

Note 11 – Subsequent Events, page F-10

8.	Note 11 to the FS of our Form 10-K has been revised to include the terms of our acquisition of 90% of Zibo Baokai.

Exhibits

9.
The Form 10-K has been revised to include Exhibits 10.1, 10.2 and 10.3 (incorporated by reference from other SEC filings) for our Distribution Agreement with Zibo Baokai, and our Equity Transfer Agreement and Letter Agreement for our acquisition of 60% of Wendeng.

Form 8-K filed December 10, 2010

Financial Statements of Zibo Baokai Trade Co. Ltd. for the Years Ended May 31, 2010 and 2009

Note 10 – Income Taxes, page 13

10.
The Company was exempt from China's Enterprise Income taxes in 2009, however the expense was from a local tax. As such it was improperly classified as an income tax and will be re-classified as required on an ongoing basis.

Pro Forma Financial Statements

11.
The Form 8-K has been revised to include an introductory paragraph with a description of the transaction and material terms. Additionally, the reference to a “reverse capitalization” was an error, and has been replaced with “acquisition”.

12.	The Form 8-K has been revised to include historical financial statements and pro forma financial information for the six months ended November 30, 2010.

Form 10-Q for Fiscal Quarter Ended November 30, 2010

Definitive Agreement to Purchase Wendeng, page 5

13.
The Form 10-Q has been revised to provide estimates of the cost of the Wendeng acquisition and that the funds for such acquisition need to be raised from investment.  The acquisition agreements have been included as Exhibits 10.1 and 10.2 to the Form 10-Q (incorporated by reference from another SEC filing).

Liquidity and Capital Resources, page 5

14.	The Form 10-Q has been revised to update the discussion of our plan to finance the Wendeng acquisition.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

David Natan
Chief Executive Officer
SunSi Energies Inc.